UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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12060766

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-26804

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 29 2012
DIVISION OF TRADING & MARKETS

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/11 (MM/DD/YY) AND ENDING 12/31/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: MS Securities Services Inc.

OFFICIAL USE ONLY
FIRM I.D. NO

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1585 Broadway
(No. and Street)

New York,	New York	10036
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Joseph R. D'Auria (212) 276-2584
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name – *if individual, state last, first, middle name*)

Two World Financial Center	New York,	New York	10281-1414
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- x Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

MS SECURITIES SERVICES INC.
(SEC I.D. No. 8-26804)

STATEMENT OF FINANCIAL CONDITION AS OF DECEMBER 31, 2011 AND INDEPENDENT AUDITORS' REPORT AND SUPPLEMENTAL REPORT ON INTERNAL CONTROL

****

Filed pursuant to 17a-5(e)(3)
under the Securities Exchange Act of 1934
as a PUBLIC DOCUMENT

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors of
MS Securities Services Inc.

We have audited the accompanying statement of financial condition of MS Securities Services Inc. (the "Company") as of December 31, 2011, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such statement of financial condition presents fairly, in all material respects, the financial position of MS Securities Services Inc. at December 31, 2011, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

February 28, 2012

MS SECURITIES SERVICES INC.
STATEMENT OF FINANCIAL CONDITION
December 31, 2011
(In thousands of dollars, except share data)

ASSETS

Cash	$ 841,596
Cash deposited with clearing organization	34,169
Securities purchased under agreements to resell	4,034,881
Securities borrowed	63,718,198
Securities received as collateral, at fair value	370,208
Receivables from affiliates	9,978
Rebates receivable and other assets	61,089
Total assets	$ 69,070,119

LIABILITIES AND STOCKHOLDER'S EQUITY

Securities loaned	$ 67,109,612
Obligation to return securities received as collateral, at fair value	370,208
Payables to affiliates	1,111,347
Rebates payable and other liabilities	58,211
Total liabilities	68,649,378
Stockholder's equity:	
Common stock ($1 par value, 1,000 shares authorized, issued and outstanding)	1
Paid-in capital	245,899
Retained earnings	174,841
Total stockholder's equity	420,741
Total liabilities and stockholder's equity	$ 69,070,119

See Notes to Statement of Financial Condition.

MS SECURITIES SERVICES INC.
NOTES TO STATEMENT OF FINANCIAL CONDITION
December 31, 2011
(In thousands of dollars)

Note 1 - Introduction and Basis of Presentation

The Company

MS Securities Services Inc. (the "Company") is a wholly owned subsidiary of Morgan Stanley & Co. LLC (the "Parent"), which is an indirect subsidiary of Morgan Stanley (the "Ultimate Parent"). The Company is registered with the Securities and Exchange Commission ("SEC") as a broker-dealer and is primarily engaged in the borrowing and lending of equity securities. The Company is considered a guaranteed subsidiary of the Parent under SEC Rule 15c3-1 (the "Net Capital Rule") and, accordingly, its excess net capital is used by the Parent in determining the Parent's compliance with the Net Capital Rule.

Basis of Financial Information

The statement of financial condition is prepared in accordance with accounting principles generally accepted in the United States of America ("U.S."), which require the Company to make estimates and assumptions regarding the valuations of certain financial instruments, compensation, the outcome of litigation and tax matters, and other matters that affect the statement of financial condition and related disclosures. The Company believes that the estimates utilized in the preparation of the statement of financial condition are prudent and reasonable. Actual results could differ materially from these estimates.

Related Party Transactions

The Company has the following transactions with the Ultimate Parent and its affiliates as of and for the year ended December 31, 2011:

Assets and receivables from affiliated companies are comprised of:	
Securities purchased under agreements to resell	$ 4,034,881
Securities borrowed	9,674,825
Receivables from affiliates	9,978
Rebates receivable	57,783
Liabilities and payables to affiliated companies are comprised of:	
Securities loaned	$63,907,461
Payables to affiliates	1,111,347
Rebates payable	14,388

The Company paid a dividend of $250,000 to the Parent on November 29, 2011.

Note 2 - Summary of Significant Accounting Policies

Cash

Cash consists of cash held on deposit.

Cash Deposited With Clearing Organization

Cash deposited with clearing organization represents cash deposited with the Options Clearing Corporation.

Financial Instruments and Fair Value

A description of the Company's policies regarding fair value measurement and its application to the Company's financial instruments follows. Securities received as collateral and Obligation to return securities received as collateral are measured at fair value as required by accounting guidance.

Fair Value Measurement – Definition and Hierarchy

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date.

In determining fair value, the Company uses various valuation approaches and establishes a hierarchy for inputs used in measuring fair value that maximizes the use of relevant observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in pricing the asset or liability developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the assumptions other market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The hierarchy is broken down into three levels based on the observability of inputs as follows:

- Level 1 -- Valuations based on quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Valuation adjustments and block discounts are not applied to Level 1 instruments. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these products does not entail a significant degree of judgment.
- Level 2 -- Valuations based on one or more quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.
- Level 3 -- Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

The availability of observable inputs can vary from product to product and is affected by a wide variety of factors, including, for example, the type of product, whether the product is new and not yet established in the marketplace, the liquidity of markets and other characteristics particular to the transaction. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised by the Company in determining fair value is greatest for instruments categorized in Level 3 of the fair value hierarchy.

The Company considers prices and inputs that are current as of the measurement date, including during periods of market dislocation. In periods of market dislocation, the observability of prices and inputs may be reduced for many instruments. This condition could cause an instrument to be reclassified from Level 1 to Level 2 or Level 2 to Level 3 of the fair value hierarchy (see Note 3). In addition, a downturn in market conditions could lead to further declines in the valuation of many instruments.

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes the level in the fair value hierarchy within which the fair value measurement in its entirety falls is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

Valuation Techniques

Many cash instruments have bid and ask prices that can be observed in the marketplace. Bid prices reflect the highest price that a party is willing to pay for an asset. Ask prices represent the lowest price that a party is willing to accept for an asset. For financial instruments whose inputs are based on bid-ask prices, the Company does not require that the fair value estimate always be a predetermined point in the bid-ask range. The Company's policy is to allow for mid-market pricing and adjusting to the point within the bid-ask range that meets the Company's best estimate of fair value. For offsetting positions in the same financial instrument, the same price within the bid-ask spread is used to measure both the long and short positions.

Fair value for many cash instruments is derived using pricing models. Pricing models take into account the contract terms (including maturity) as well as multiple inputs, including, where applicable, equity prices, interest rate yield curves, credit curves, correlation, creditworthiness of the counterparty and creditworthiness of the Company. Where appropriate, valuation adjustments are made to account for various factors such as liquidity risk (bid-ask adjustments), credit quality and model uncertainty. Adjustments for liquidity risk adjust model derived mid-market levels of Level 2 financial instruments for the bid-mid or mid-ask spread required to properly reflect the exit price of a risk position. Bid-mid and mid-ask spreads are marked to levels observed in trade activity, broker quotes or other external third-party data. Where these spreads are unobservable for the particular position in question, spreads are derived from observable levels of similar positions. The Company also considers collateral held and legally enforceable master netting agreements that mitigate the Company's exposure to each counterparty. Adjustments for model uncertainty are taken for positions whose underlying models are reliant on significant inputs that are neither directly nor indirectly observable, hence requiring reliance on established theoretical concepts in their derivation. These adjustments are derived by making assessments of the possible degree of variability using statistical approaches and market-based information when possible. The Company generally subjects all valuations and models to a review process initially and on a periodic basis thereafter.

Fair value is a market-based measure considered from the perspective of a market participant rather than an entity-specific measure. Therefore, even when market assumptions are not readily available, the Company's own assumptions are set to reflect those that the Company believes market participants would use in pricing the asset or liability at the measurement date.

See Note 3 for a description of valuation techniques applied to financial instruments measured at fair value.

Reverse Repurchase and Securities Lending Transactions

Securities borrowed or purchased under agreements to resell and securities loaned are treated as collateralized financings. Securities purchased under agreements to resell ("reverse repurchase agreements") are carried on the statement of financial condition at the amounts of cash paid or received, plus accrued interest. Securities borrowed and securities loaned are recorded at the amount of cash collateral advanced or received.

Income Taxes

Income tax expense is provided for using the asset and liability method, under which deferred tax assets and liabilities are determined based upon the temporary differences between the financial statement and income tax bases of assets and liabilities using currently enacted tax rates.

Employee Benefits

Employees of the Company participate in compensation and benefit plans of the Ultimate Parent and its affiliates.

Note 3 – Fair Value Disclosures

Fair Value Measurements

A description of the valuation techniques applied to the Company's major categories of assets and liabilities measured at fair value on a recurring basis follows.

Securities received as collateral and Obligation to return securities received as collateral are generally valued based on quoted market prices and are categorized in Level 1 of the fair value hierarchy.

The following fair value hierarchy table presents information about the Company's assets and liabilities measured at fair value on a recurring basis at December 31, 2011. See Note 2 for a discussion of the Company's policies regarding the fair value hierarchy.

Assets and Liabilities Measured at Fair Value on a Recurring Basis as of December 31, 2011

	Quoted Prices in Active Markets for Identical Assets (Level 1)
Assets	
Securities received as collateral	$ 370,208
Liabilities	
Obligation to return securities received as collateral	$ 370,208

There have been no transfers between levels of the fair value hierarchy during 2011.

Financial Instruments Not Measured at Fair Value

Some of the Company's financial instruments are not measured at fair value on a recurring basis but nevertheless are recorded at amounts that approximate fair value due to their liquid or short-term nature. Such financial assets and financial liabilities include: Cash, Cash deposited with clearing organization, Securities purchased under agreements to resell, Securities borrowed and Securities loaned.

Note 4 – Collateralized Transactions

The Company enters into reverse repurchase agreements, securities borrowed and securities loaned transactions to, among other things, settle other securities obligations, to accommodate counterparties needs and to finance the Parent's inventory positions. The Company's policy is generally to take possession of securities received as collateral, securities purchased under agreements to resell and securities borrowed. The Company manages credit exposure arising from reverse repurchase agreements, securities borrowed and securities loaned transactions by, in appropriate circumstances, entering into master netting agreements and collateral arrangements with counterparties that provide the Company, in the event of a counterparty default, the right to liquidate collateral and the right to offset a counterparty's rights and obligations. The Company also monitors the fair value of the underlying securities as compared with the related receivable or payable, including accrued interest, and, as necessary, requests additional collateral to ensure such transactions are adequately collateralized. Where deemed appropriate, the Company's agreements with third parties specify its rights to request additional collateral.

The Company receives collateral in the form of securities in connection with reverse repurchase agreements and securities borrowed transactions. In many cases, the Company is permitted to sell or repledge these securities held as collateral and use the securities to enter into securities lending transactions. The Company additionally receives securities as collateral in connection with certain securities-for-securities transactions in which the Company is the lender. In instances where the Company is permitted to sell or repledge these securities, the Company reports the fair value of the collateral received and the related obligation to return the collateral in the statement of financial condition. The Company also engages in securities-for-securities transactions in which the Company is the borrower that are accounted for as off-balance sheet items. At December 31, 2011, the fair value of financial instruments received as collateral where the Company is permitted to sell or repledge the securities was $69,997,451, and the fair value of the portion that had been sold or repledged was $69,723,076.

Note 5 – Commitments, Guarantees and Contingencies

Letters of Credit

The Company has the ability to issue letters of credit to satisfy various collateral requirements; however, none were outstanding at December 31, 2011.

Legal

There are no pending legal actions, including arbitrations, class actions and other litigation, arising in connection with the Company's activities as a securities borrowing and securities lending financial services institution. Where available information indicates that it is probable a liability had been incurred at the date of the statement of financial condition and the Company can reasonably estimate the amount of that loss, the Company accrues the estimated loss by a charge to income. There are no legal reserves in the statement of financial condition as of December 31, 2011.

Note 6 - Risk Management

The Company's risk management policies and related procedures are integrated with those of the Ultimate Parent and its other consolidated subsidiaries. These policies and related procedures are administered on a coordinated global basis with consideration given to each subsidiary's, including the Company's, specific capital and regulatory requirements. For the Risk Management discussion which follows, the term "Company" includes the Ultimate Parent and its subsidiaries.

Risk is an inherent part of the Company's business and activities. Management believes effective risk management is vital to the success of the Company's business activities. Accordingly, the Company has policies and procedures in place for identifying, measuring, monitoring and managing each of the various types of significant risks involved in the activities of its business and support functions. The Company's ability to properly and effectively identify, assess, monitor and manage each of the various types of risk involved in its activities is critical to its soundness and profitability. The Company's portfolio of business activities helps reduce the impact that volatility in any particular area or related areas may have on its net revenues as a whole.

The cornerstone of the Company's risk management philosophy is the execution of risk-adjusted returns through prudent risk-taking that protects the Company's capital base and franchise. Five key principles underlie this philosophy: comprehensiveness, independence, accountability, defined risk tolerance and transparency. The fast-paced, complex, and constantly-evolving nature of global financial markets requires that the Company maintain a risk management culture that is incisive, knowledgeable about specialized products and markets, and subject to ongoing review and enhancement. To help ensure the efficacy of risk management, which is an essential component of the Company's reputation, senior management requires thorough and frequent communication and the appropriate escalation of risk matters.

Credit Risk

Credit risk refers to the risk of loss arising when a borrower, counterparty or issuer does not meet its financial obligations. The Company incurs credit risk exposure to institutions and sophisticated investors. This risk may arise from a variety of business activities, including, but not limited to, extending credit to clients; providing funding that is secured by physical or financial collateral whose value may at times be insufficient to cover the loan repayment amount; and posting margin and/or collateral to counterparties.

The Company has structured its credit risk management framework to reflect that each of its businesses generates unique credit risks, and establishes practices to evaluate, monitor and control credit risk exposure both within and across business segments. The Company is responsible for ensuring transparency of material credit risks, ensuring compliance with established limits, approving material extensions of credit, and escalating risk concentrations to appropriate senior management. The Company's credit risk exposure is managed by credit professionals and risk committees that monitor risk exposure, including credit sensitive, higher risk transactions.

Note 7 - Income Taxes

The Company is included in the consolidated federal income tax return filed by the Ultimate Parent. Federal income taxes have been provided on a separate entity basis in accordance with the tax allocation agreement with the Ultimate Parent. The Company is included in the combined state and local income tax returns with the Ultimate Parent and certain other subsidiaries of the Ultimate Parent. State and local income taxes have been provided on separate entity income at the effective tax rate of the Company's combined filing group.

In accordance with the terms of the Tax Allocation Agreement with the Ultimate Parent, all current and deferred taxes are offset with all other intercompany balances with the Ultimate Parent.

Deferred income taxes reflect the net tax effects of temporary differences between the financial reporting and tax bases of assets and liabilities and are primarily attributable to employee compensation plan payables.

As of December 31, 2011, the Company has not accrued any unrecognized tax benefits in the statement of financial condition.

The following table presents a reconciliation of the beginning and ending amount of unrecognized tax benefits for the year ended December 31, 2011:

Unrecognized tax benefits		
Balance, December 31, 2010	$	82,525
Decreases related to settlements with taxing authorities		(82,525)
Balance, December 31, 2011	$	-

The Company, through its inclusion in the return of the Ultimate Parent, is under continuous examination by the Internal Revenue Service (the "IRS") and other tax authorities in certain countries and states in which the Company has significant business operations, such as New York. The Company is currently under examination by the IRS Appeals Office for the remaining issues covering tax years 1999 – 2005. Also, the Company is currently at various levels of field examination with respect to audits with the IRS, as well as New York State and New York City, for tax years 2006 – 2008 and 2007 – 2009, respectively.

The Company believes that the resolution of tax matters will not have a material effect on the statement of financial condition of the Company.

It is reasonably possible that further significant changes in the gross balance of unrecognized tax benefits may occur within the next 12 months. At this time, however, it is not possible to reasonably estimate the expected change to the total amount of unrecognized tax benefits and impact on the effective tax rate over the next 12 months.

The following are the major tax jurisdictions in which the Company and its affiliates operate and the earliest tax year subject to examination:

Jurisdiction	Tax Year
United States	1999
New York State and City	2007

Note 8 - Regulatory Requirements

The Company is a registered broker-dealer and, accordingly, is subject to the minimum net capital requirements of the SEC and the Financial Industry Regulatory Authority ("FINRA"). Under these rules, the Company is required to maintain minimum Net Capital, as defined under SEC Rule 15c3-1, of not less than 2% of aggregate debit items arising from customer transactions or $250, whichever is greater. At December 31, 2011, the Company's Net Capital was $354,509 which exceeded the minimum requirement by $354,259.

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(ii) of the Rule.

Note 9 - Subsequent Events

The Company evaluates subsequent events through the date on which the statement of financial condition is issued. The Company did not note any subsequent events requiring disclosure or adjustment to the statement of financial condition.

******

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

February 28, 2012

MS Securities Services Inc.
1221 Avenue of the Americas
New York, NY 10020

In planning and performing our audit of the financial statements of MS Securities Services Inc. (the "Company") as of and for the year ended December 31, 2011 (on which we issued our report dated February 28, 2012 and such report expressed an unqualified opinion on those financial statements), in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing an opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency* in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2011, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker-dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP